Exhibit 99.1

Infinite Reality and Google Cloud Ink Five-Year Strategic Partnership to

Drive Innovation, Adoption and Scale of Immersive Digital Experiences

iR’s Suite of Products Get AI Boost from Google Cloud’s Gemini Models

Norwalk, CT, September 5, 2024 -- Infinite Reality (iR)TM, an innovation company driving the next generation of digital media and e-commerce through artificial intelligence (AI), spatial computing, extended reality, and other immersive technologies, announced today a five-year partnership with Google Cloud to provide brands solutions to harness the 3D web and AI to enhance engagement across various sectors, including e-commerce, sports and entertainment, education and customer care.

This partnership arrives as Gen Z and Millennials are increasingly merging their digital and physical worlds, with 92% of Gen Z reporting1 they are interested in AR shopping experiences. As the $35 billion immersive tech market2 continues to grow and websites with 3D and AR assets see increased traffic and 5x more organic engagement3, brands have an opportunity to further capture and monetize next-gen audiences. By combining iR’s cutting-edge immersive tech with Google Cloud’s infrastructure and Gemini models, partners can seamlessly create innovative, widely accessible spatial experiences without specialized external hardware. The partnership will empower brands to optimize engagement, monetization, and loyalty through high-quality digital interactions, positioning them to meet evolving consumer demands and expectations and drive business growth.

[1]	Gen Z in 2022 Culture, Commerce, and Conversations
[2]	Immersive Technology Market Size And Share Report, 2030
[3]	The eCommerce Guide to ROI in 3D and Augmented Reality

John Acunto, co-founder and CEO of Infinite Reality, said, “Our partnership with Google Cloud catapults our product roadmap and provides us with the level of infrastructure support that’s critical for scale. Together with Google Cloud and our customers, we are opening doors to exciting opportunities in the immersive web space.”

Anil Jain, Global Managing Director, Strategic Consumer Industries at Google Cloud said, “Cloud-powered, 3D worlds are ushering in a new era of digital interaction. By partnering with Google Cloud and utilizing our Gemini models, Infinite Reality is redefining customer engagement, enabling businesses to forge deeper connections through immersive experiences.”

Infinite Reality’s President, Global Business Ventures and Partnerships, Rachel Jacobson said, “Through our partnership with Google Cloud, we are designing new, inclusive tools for brands to connect with a 21st-century audience and reimagine the digital landscape across key verticals including e-commerce, sports, entertainment, and education.”

With Google Cloud and Infinite Reality, brands will be able to:

●	Create AI-powered, 3D virtual worlds

●	Seamlessly integrate immersive environments into existing websites and apps

●	Deploy AI-powered ambassadors for enhanced customer service, sales, and community management

●	Access powerful analytics on how their worlds are engaging visitors

These capabilities will transform key customer categories including:

●	E-commerce: Immersive shopping such as 3D product visualization and AI-enabled customer and sales support

●	Sports & Entertainment: Digital twins of venues and events to scale attendance and onsite engagement, offering virtual meet-and-greets, shared community viewing, and exclusive content

●	Education & Recruitment: Interactive classes and job fairs, to talent recruitment and upskilling

●	Customer Service: AI-powered agents providing unique, hyper-personalized support

Infinite Reality will develop turnkey immersive solutions for Google Cloud customers.

About Infinite Reality

Infinite Reality (iR)™ is an innovation company powering the next generation of digital media, commerce and community through AI, spatial computing and other immersive technologies. iR’s suite of cutting-edge software, production, marketing services, and other capabilities empower brands and creators to craft inventive digital experiences that uplevel audience engagement, data ownership, monetization, and brand health metrics. Infinite Reality’s portfolio includes:

●	iR Engine: The world’s most advanced 3D engine designed for the web browser.

●	iR Studio: A low-code and no-code SaaS solution that enables brands, creators, and developers to build and deploy immersive projects.

●	iR Enterprise Solutions: A partnerships organization that collaborates with Fortune 1000 companies and governments to create bespoke virtual experiences such as immersive apps, games, digital twins, media and more.

●	Drone Racing League: The world’s premier professional drone racing property reaching 90MM fans.

●	Thunder Studios: An Emmy Award-winning and fully-integrated entertainment services, production, and broadcasting company. The studio includes 14 sound stages, a dedicated esports arena, and an XR (Extended Reality) stage.

●	TalentX: A creator talent management firm that manages hundreds of top-rated influencers, musicians, and performers reaching 200+ million followers.
●	Fearless Media: A digital marketing agency that offers creative strategy, social content, traditional advertising, email campaigns, media planning, and custom analytics to optimize reach and return.

The company is backed by an impressive roster of investors including RSE Ventures, Liberty Media, Lux Capital, Lerer Hippeau, MGM, CAA, T-Mobile Ventures, Courtside VC, Exor, Terracap, IAC, Live Nation, as well as notable individuals such as Steve Aoki, Imagine Dragons, and NBA player Rudy Gobert. For more information, visit theinfinitereality.com.

Investor Contact

Brett Milotte, ICR

Brett.Milotte@icrinc.com

Media Contact

press@theinfinitereality.com

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